February 12, 2014

Office of Registration and Reports U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:           Pine Grove Alternative Institutional Fund File Numbers 333-189791 and 811-22860 (the “Trust”)

To the Staff of the Commission:

    Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Trust please find:  (i) a copy of the Trust’s Investment Company Blanket Bond No. 596418556 (the “Fidelity Bond”) issued by CNA in the amount of $400,000; and (ii) a secretary’s certificate certifying the resolutions approved at a meeting with the Board of Trustees (“Trustees”) held on September 12, 2013, at which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Fidelity Bond.

The Trust paid the premium of $1,900 for the period commencing January 1, 2014 and ending January 1, 2015.

Respectfully submitted,

/s/ David Faherty
David Faherty
Secretary of the Trust

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